Exhibit 99.1

Franco-Nevada to Acquire Lumina Royalty Corp. for $66 million

TORONTO, September 22, 2011 - Franco-Nevada Corporation (TSX: FNV) (NYSE: FNV) (“Franco-Nevada”) and Lumina Royalty Corp (“Lumina Royalty”) have entered into an arrangement agreement whereby Franco-Nevada will acquire all of the common shares of Lumina Royalty by way of a court approved plan of arrangement for US$60 million in Franco-Nevada common shares and US$6 million in listed Franco-Nevada warrants (TSX: FNV.WT.A with a C$75.00 exercise price, expiring June 16, 2017). Under the arrangement, Lumina Royalty shareholders will receive 0.03487 Franco-Nevada common shares and 0.01917 Franco-Nevada warrants for each Lumina Royalty common share held.

Lumina Royalty owns a portfolio of royalties on four development stage porphyry deposits in Chile and Argentina:

•                  A 1.5% net smelter return (“NSR”) royalty on Teck Resources Ltd.’s Relincho copper/molybdenum advanced development project located in Region III, Chile. Teck has indicated that it expects to complete a pre-feasibility study for the project in the third quarter of 2011 and has also indicated the potential for annual production of approximately 190,000 tonnes of copper in concentrate and 7,000 tonnes of molybdenum in concentrate over an estimated mine life of more than 20 years. Under the terms of the royalty, payments begin four years following the date of commercial production at Relincho.

•                  A 1.08% NSR royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina. According to Lumina Copper Corp., the property has an National Instrument 43-101 compliant inferred resource of 841 million tonnes grading 0.64% copper equivalent, containing 8.71 billion pounds of copper, 2.97 million ounces of gold and 333.7 million pounds of molybdenum. Lumina Copper Corp. has stated that it is undertaking an 87,000 meter drill program at Taca Taca and has announced in recent news releases that the ongoing drill program has increased the depth of the known mineralization by up to 350 meters in certain areas and encountered mineralization 500 meters to the north-northwest of the known mineral resource.

•                  A fixed rate copper royalty and a 1.5% NSR on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina. The copper royalty is calculated as $0.02 per pound of proven and probable copper sulphide reserves at commercial production less any advanced minimum payments already paid. Advanced payments in the amount of $6.5 million have been paid to-date with a $5 million payment due in May, 2012 and an additional $5 million payment due in May, 2013. The 1.5% NSR royalty pertains to all metal production, other than copper. Coro’s preliminary economic assessment for San Jorge includes total life of mine production of 629,000 ounces of gold and 1.4 billion pounds of copper. On August 25, 2011, the Provincial Legislature of Mendoza denied ratification of Coro’s San Jorge Environmental Impact Declaration. The San Jorge royalty interest is held by Minera Global, a wholly owned Chilean subsidiary of Lumina Royalty.  In the event that the May 2012 minimum advance payments are not made by Coro, it is obligated to return the San Jorge property to Minera Global and Franco-Nevada will have the option to put the shares of Minera Global to Lumina Capital Limited Partnership for US$6 million.

•                  A 2% NSR royalty on open pit mining and a 1% NSR on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile. Los Andes has reported that Vizcachitas has an indicated resource of 515M tonnes grading 0.39% copper (4.4 billion pounds) and 0.011% molybdenum (125 million pounds), and an inferred sulphide resource of 572M tonnes grading 0.34% copper (4.3 billion pounds) and 0.012% molybdenum (151 million pounds). Los Andes has indicated that a preliminary economic assessment for the project is currently underway.

David Harquail, President and CEO of Franco-Nevada commented that “these royalties provide exposure to very large resources in established mining countries and are expected to add to Franco-Nevada’s long-term growth profile. The Relincho property is already in the development pipeline of Teck, a top tier mine operator, and has the potential to be a long-life cornerstone royalty for Franco-Nevada.”

David Strang, CEO and President of Lumina Royalty said, “After completing the spin-out of Lumina Royalty from Lumina Copper Corp. earlier this year, we were approached by a number of companies who expressed an interest in acquiring Lumina Royalty.  Our stated aim with the spin-out has been to provide our shareholders with the best value accretion possible.  With the high level of interest in acquiring the company, we initiated a process to evaluate offers.  Franco-Nevada presented us with the best offer to acquire Lumina Royalty and we are happy to accept their offer.  Franco-Nevada is the leading gold and diversified royalty company in the world and provides our shareholders with the best leverage to copper and gold and immediate returns as Franco-Nevada has a long history of strong dividend performance.  We strongly support their offer to acquire our company and encourage all shareholders to do so as well.”

The board of directors of Lumina Royalty has obtained an opinion from Raymond James Ltd. that the consideration to be received by Lumina Royalty’s shareholders under the arrangement is fair, from a financial point of view, to the shareholders.  Lumina Royalty’s board of directors, acting upon the unanimous recommendation of an independent special committee, has unanimously determined that the consideration to be received by Lumina Royalty’s shareholders under the arrangement is fair and the arrangement is in the best interests of Lumina Royalty.  Lumina Royalty’s board of directors unanimously recommends that Lumina Royalty shareholders vote their shares in favour of the arrangement.

Certain shareholders of Lumina Royalty holding approximately 32.2% of the issued and outstanding Lumina Royalty common shares, including Ross J. Beaty, have entered into customary support and voting agreements with Franco-Nevada, pursuant to which they have agreed to vote their Lumina Royalty shares in favour of the arrangement.

Closing of the transaction is subject to customary conditions, including approval by Lumina Royalty shareholders at a special meeting of shareholders (66 and 2/3% of the votes cast and majority of the minority approval) and approval by the Supreme Court of British Columbia. The issuance of Franco-Nevada common shares and warrants is subject to TSX and NYSE approvals, as applicable. The transaction is expected to close by the end of 2011.

The arrangement agreement provides for customary deal protections, including a non-solicitation covenant by Lumina Royalty, and payment by Lumina Royalty to Franco-Nevada of a termination fee of C$3.0 million if the transaction is not completed in specified circumstances.

The terms and conditions of the arrangement will be summarized in a Management Information Circular to be mailed to Lumina Royalty shareholders by the end of October 2011.  Copies of the arrangement agreement, the Management Information Circular, and certain related documents and agreements will be filed with Canadian securities regulators and will be available at the SEDAR website at www.sedar.com under Lumina Royalty’s profile.

Conference Call

Management of Franco-Nevada and Lumina Royalty will hold a conference call at 2:00pm ET to discuss the transaction. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada to Acquire Lumina Royalty Corp.

•                  Conference Call Replay: A recording will be available until September 29, 2011 at the following numbers:

• Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 12674501

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on Franco-Nevada’s website prior to the call.

About Franco-Nevada

Franco-Nevada Corporation (TSX: FNV) (NYSE: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada is generating growing free cash flow and increasing dividends and is the gold investment that works.

About Lumina Royalty

Lumina Royalty Corp. is an unlisted company that owns royalty interests on four copper development projects located in Chile and Argentina.  The company was formed as a result of a reorganization of Lumina Copper Corp. (TSX-V: LCC) in June 2011.  The four development projects are the Relincho copper/molybdenum project located in Region III, Chile that is being advanced by Teck Resources Ltd; the Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina that is being advanced by Lumina Copper Corp; the San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina that is being advanced by Coro Mining Corp. and the Vizcachitas copper/molybdenum project located in Region V, Chile that is being advanced by Los Andes Copper Limited.  More information about Lumina Royalty Corp. and its assets can be found on the company’s website at www.luminaroyalty.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”,  “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the conditions in the arrangement agreement being satisfied, the ability of the parties to otherwise complete all of the transactions contemplated by the arrangement agreement, approval of the listing of the Franco-Nevada common shares and warrants by the TSX and the NYSE, as applicable, necessary shareholder and court approvals,  fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the parties hold a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title disputes related to interests or any of the properties in which the parties hold a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the parties hold a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which the parties hold a royalty, stream or other interest,, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management of the parties believes to be reasonable, including, without limitation, that the conditions in the arrangement agreement will be satisfied, that the parties will otherwise complete all of the transaction contemplated by the arrangement agreement, that the TSX and the NYSE will approve the listing of the Franco-Nevada common shares and warrants, as applicable, that necessary shareholder and court approvals will be obtained, the ongoing operation of the properties in which the parties hold a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, no adverse development in respect of any significant property in which the parties hold a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, as well as Franco-Nevada’s annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and the parties do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information on Franco-Nevada, please go to its website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
SVP Business Development	Chief Financial Officer
416-306-6300	416-306-6303

For more information on Lumina Royalty, please go to its website at www.luminaroyalty.com or contact:

David Strang President & CEO 604-646-1880